Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
OF IMV INC.

1.	Name and Address of Company

IMV Inc. (“IMV” or the “Corporation”)
130 Eileen Stubbs Avenue, Suite 19,
Dartmouth, Nova Scotia
B3B 2C4

2.	Date of Material Change

December 17, 2021

3.	News Release

On December 20, 2021, IMV issued a news release through the services of Business Wire with respect to the material change described below.

4.	Summary of Material Change

On December 20, 2021, the Corporation announced the completion of a US$25 million long-term debt facility led by Horizon Technology Finance Corporation ("Horizon"). US$15 million of the US$25 million facility was funded upon closing, of which CAD$4.5 million will be used to pay off IMV’s existing term loan with the government of Nova Scotia. Proceeds from the facility will be used to support the ongoing clinical development of key investigational product candidates within IMV’s pipeline and for general working capital purposes.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On December 20, 2021, the completion of a US$25 million long-term debt facility led by Horizon. IMV has drawn down US$15 million with an additional US$10 million to be made available upon achievement of a pre-set milestone.

US$15 million of the US$25 million facility was funded upon closing, of which CAD$4.5 million will be used to pay off IMV’s existing term loan with the government of Nova Scotia. The additional US$10 million available under the facility will be accessible upon IMV achieving a predetermined milestone. Proceeds from the facility will be used to support the ongoing clinical development of key investigational product candidates within IMV’s pipeline and for general working capital purposes.

In connection with this debt financing, IMV has agreed to issue the lenders warrants (the “Loan Warrants”) to purchase up to 568,180 common shares of the Corporation (the “Shares”) at an exercise price of US$1.32 per Share until December 17, 2031. 454,544 Loan Warrants have been issued on December 17, 2021, and the balance of 113,636 Loan Warrants is expected to be issued upon drawdown of the additional US$10 million available under the facility which will be accessible upon IMV achieving a predetermined milestone. The Loan Warrants and the Shares issuable upon exercise thereof will be subject to a statutory hold period of four months following the issuance of the Loan Warrants in accordance with applicable securities laws. For the purpose of Toronto Stock Exchange (“TSX”) approval, the Corporation is relying on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as NASDAQ, provided that the transaction is being completed in compliance with the requirements of such other recognized exchange.

5.2	Forward-Looking Statements

This material change report contains forward-looking information under applicable securities law. All information that addresses activities or developments that IMV expects to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the material change report, such forward-looking statements include, but are not limited to, statements regarding the disbursement of an additional amount of US$10 million under the loan facility, the issuance of the second tranche of Loan Warrants, as well as the prospects for IMV’s lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this material change report due to risks affecting the Corporation. IMV assumes no responsibility to update forward-looking statements in this material change report except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, as well as other risks detailed from time to time in IMV’s ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Pierre Labbé, Chief Financial Officer of IMV at (581) 741-6639.

9.	Date of report

December 23, 2021